SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ClearOne Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

185060100

 (CUSIP Number)

Edward Dallin Bagley

2350 Oakhill Drive

Salt Lake City, Utah 84121

Tel. (801) 573-8227

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) (g), check the following box       .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185060100

1	Names of Reporting Persons. Edward Dallin Bagley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) . (b) .
3	SEC Use Only
4	Source of Funds Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,834,794
	8	Shared Voting Power 0 *
	9	Sole Dispositive Power 1,834,794
	10	Shared Dispositive Power 0 *
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,834,794
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) þ
13	Percentage of Class Represented by Amount in Row (11) 20.4%
14	Type of Reporting Person (See Instructions) IN

* Mr. Bagley may be deemed to own 800,000 shares of common stock that are deemed to be owned by his wife, Carolyn Bagley, as a result of her acting as one of four co-trustees of a trust. Mr. Bagley may also be deemed to own 126,166 shares of common stock that Carolyn Bagley owns individually. Mr. Bagley, however, disclaims beneficial ownership of these shares.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $.001 per share (the “Common Stock”), of ClearOne Inc., a Utah corporation (the “Company”). The Company’s principal executive offices are located at 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116.

Item 2. Identity and Background

(a) Name

This statement is being filed by Edward Dallin Bagley.

(b) Residence or business address

Mr. Bagley’s address is 2350 Oakhill Drive, Salt Lake City, Utah 84121.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

Mr. Bagley is principally self-employed as an investor and attorney.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case.

Not applicable.

(e) Whether of not, during the last five years, such person was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order

Not applicable.

(f) Citizenship.

Mr. Bagley is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.

Purpose of Transaction

Mr. Bagley gifted 800,000 shares of Common Stock to the E. Dallin Bagley Irrevocable Trust (the “EDB Transaction”). Mr. Bagley is not a trustee or a beneficiary of the above referenced trust. Mr. Bagley entered into this transaction for estate planning purposes.

Mr. Bagley holds the remaining shares of Common Stock for investment purposes. In pursuing such investment purposes, Mr. Bagley may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at such times, and in such manner, as he deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, Mr. Bagley will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of Mr. Bagley and other investment considerations. Mr. Bagley may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, Mr. Bagley modifying his ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, board of directors, capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Mr. Bagley is dissatisfied with the board of directors’ failure to authorize the Company to pay a one-time dividend in light of the Company’s current cash position. At this time, Mr. Bagley does not intend to support the reelection of the current board of directors.

Mr. Bagley reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by him, in the public market or privately negotiated transactions.  Mr. Bagley may at any time reconsider and change his plans or proposals relating to the foregoing.

Mr. Bagley had previously entered into a written stock purchase plans with a broker-dealer relating to the Common Stock which plans previously terminated in accordance with their terms.

Item 5. Interest in Securities of the Issuer

(a)

As of the date hereof and except for the option described below, Mr. Bagley is the beneficial owner of 1,833,960 shares of the Common Stock, representing approximately 20.4% of the Issuer’s outstanding Common Stock. Mr. Bagley also holds stock options that are currently exercisable or are exercisable within 60 days with respect to 834 shares of Common Stock which are currently vested.

Mr. Bagley may be deemed to own 800,000 shares of common stock that are deemed to be owned by his wife, Carolyn Bagley, as a result of her acting as one of four co-trustees of a trust. Mr. Bagley may also be deemed to own 126,166 shares of common stock that Carolyn Bagley owns individually. Mr. Bagley, however, disclaims beneficial ownership of these shares.

(b)

Number of shares of Common Stock as to which the Reporting Person has:

(i) Sole power to vote or direct the vote:  1,834,794

(ii) Shared power to vote or direct the vote: 0 *

(iii) Sole power to dispose or direct the disposition: 1,834,794

(iv) Shared power to dispose or direct the disposition: 0 *

* Mr. Bagley may be deemed to own 800,000 shares of common stock that are deemed to be owned by his wife, Carolyn Bagley, as a result of her acting as one of four co-trustees of a trust. Mr. Bagley may also be deemed to own 126,166 shares of common stock that Carolyn Bagley owns individually. Mr. Bagley, however, disclaims beneficial ownership of these shares.

(c)

The EDB Transaction is the only transaction executed by Mr. Bagley with respect to the Common Stock  during the past sixty (60) days by Mr. Bagley.

(d)

No person, other than Mr. Bagley, has the power to direct the receipt of dividends on and the proceeds of sales on the shares of Common Stock beneficially owned by Mr. Bagley.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise described herein, Mr. Bagley does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Materials to be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2013	/s/ E. Dallin Bagley E. Dallin Bagley

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